

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Jonathan H. Baksht
Executive Vice President and Chief Financial Officer
Valaris Ltd
Clarendon House, 2 Church Street
Hamilton, Bermuda, HM 11

> **Re: Valaris Ltd**
> **Registration Statement on Form S-1**
> **Filed June 11, 2021**
> **File No. 333-257022**

Dear Mr. Baksht:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Rigdon